SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of December, 2005

                Commission File Number 1-10928

                 INTERTAPE POLYMER GROUP INC.

    9999 Cavendish Blvd., 2nd Floor, St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  December 20, 2005          By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP


             Intertape Polymer Group Inc. to Pursue the Spin-Off
                of its Engineered Coated Products Operations

Montreal, Quebec and Bradenton, Florida - December 20, 2005 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) ("Intertape" or the "Company") today announced its intention to pursue a spin-off of substantially all of its engineered coated products and flexible intermediate bulk containers bag import operations (the "Coated Products Operations"), combined with the operations of Flexia Corporation and Fib-Pak Industries Inc., both of which had been acquired by the Company's subsidiary Intertape Polymer Inc. on October 5, 2005 (Intertape's Coated Products Operations and the operations of Flexia Corporation and Fib-Pak Industries Inc. being collectively referred to herein as the "Business").
For the 12-month period ended September 30, 2005, Intertape's Coated Products Operations generated sales of approximately C$120.0 million and Flexia Corporation and Fib-Pak Industries Inc. generated sales of approximately C$117.0 million for a combined total of approximately C$237.0 million in sales during such period.

Intertape intends to proceed with an initial public offering of the Business through an income trust structure. A preliminary prospectus in respect of the offering is expected to be filed in the first quarter of 2006. Following the closing of the offering, it is anticipated that Intertape would retain a significant interest in the Business. The amount of cash generated from the offering will be dependent on the pricing and successful completion of the offering. Intertape anticipates using the cash proceeds from the offering primarily to reduce its outstanding indebtedness with the balance, if any, to be used for general corporate purposes, including working capital.

Melbourne F. Yull, Chairman and CEO of Intertape, commented that "the spin-off of this Business into an income trust is expected to create value for Intertape's shareholders by (i) improving the financial flexibility of Intertape as a result of using IPO proceeds to pay down a substantial amount of debt, and (ii) improving the growth prospects for both Intertape and the Business, of which Intertape will retain a significant stake, through access to additional and alternative sources of capital to fund growth."

Intertape's intention to proceed with the offering is subject to its ability to obtain all required regulatory approvals and third party consents in connection with the offering, as well as the existence of favourable market conditions for such an offering.

Intertape also intends to file a notice of intention to implement a normal course issuer bid, subject to its obtaining all required regulatory approvals in connection therewith, including the approval of the Toronto Stock Exchange. Intertape believes that the purchase by it of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

About Intertape Polymer Group

Intertape is a recognized leader in the development and manufacturing of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 facilities in North America and one in Europe.

Caution Regarding Forward-Looking Information

This press release may contain certain forward looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "intend", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Such statements constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995 and are made pursuant to the "safe harbour" provisions of US securities legislation. Forward looking statements involve significant risks and uncertainties and should not be read as guarantees of future performance or results and will not necessarily be accurate indications as to whether or not such results will be achieved. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, readers should specifically consider various factors mentioned in Intertape's public securities filings that could cause actual results to differ materially from management's projections, estimates and expectations. While such forward-looking statements reflect current beliefs of management and are based upon what management believes to be reasonable assumptions, there can be no assurance that actual results will be consistent with these forward looking statements. These forward looking statements are made as at the date of this press release and Intertape does not assume any obligation to update or revise them to reflect new events or circumstances.

FOR INFORMATION CONTACT:    Melbourne F. Yull
                            Chairman and Chief Executive Officer
                            Intertape Polymer Group Inc.
                            Tel.: 866-202-4713
                            E-mail:itp$info@itape.com
                            Web: www.intertapepolymer.com